UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               AMENDMENT NO. 5

                                      to

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                          OF SMALL BUSINESS ISSUERS
      Under Section 12(b) and (g) of the Securities Exchange Act of 1934

                                 AMG OIL LTD.
                (Name of Small Business Issuer in its charter)

                                    NEVADA
        (State or other jurisdiction of incorporation or organization)

                                      NA
                     (I.R.S. Employer Identification No.)

                         Suite 1400, 700 - 4th Avenue
                               Calgary, Alberta
                                    Canada
                                   T2P-3J4

                   (Address of Principal Executive Offices)

        Issuer's telephone number, including area code: (403) 531-9718

      Securities to be registered pursuant to Section 12(b) of the Act:

                                     None

      Securities to be registered pursuant to Section 12(g) of the Act:

                                 Common Stock
                               (Title of class)


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INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (A Development Stage Enterprise)

We have audited the accompanying consolidated balance sheets of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 2001, 2000 and 1999 and for the period from inception on February 20, 1997 to September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMG Oil Ltd. (formerly Trans New Zealand Oil Company) (a development stage enterprise) as of September 30, 2001 and 2000 and the results of its operations and its cash flows for the years ended September 30, 2001, 2000 and 1999 and for the period from inception on February 20, 1997 to September 30, 2001 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage enterprise and has yet to establish any revenues from business operations. As a result, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CERTIFIED PUBLIC ACCOUNTANTS

/s/ Telford Sadovnick, P.L.L.C

Bellingham, Washington
December 12, 2001

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AMG OIL LTD.
                                              (Registrant)


    Date: December 17, 2002                   By:  /s/ Cameron Fink
                                              Cameron Fink, President



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